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SEC Mail Processing Section

MAR 1 - 2013

Washington DC 400

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tennessee Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Oak Court Drive, Suite 200
(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mann (901) 818-6010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

401 Commerce Street, Suite 1000	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tennessee Brokerage, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

YVONIA A. FOSTER STATE OF TENNESSEE NOTARY PUBLIC ... COUNTY ... Exp. 3-20-2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2012

(With Reports of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 900
50 North Front Street
Memphis, TN 38103-1194

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by First Tennessee Brokerage, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which included agreement of the amount to the journal entry and the cash disbursement check, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers which included the Form X-17A-5, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which included the Form X-17A-5 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2013

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

KPMG

KPMG LLP
Suite 900
50 North Front Street
Memphis, TN 38103-1194

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by First Tennessee Brokerage, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which included agreement of the amount to the journal entry and the cash disbursement check, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers which included the Form X-17A-5, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which included the Form X-17A-5 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2013

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

KPMG

KPMG LLP
Suite 900
50 North Front Street
Memphis, TN 38103-1194

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

We have audited the accompanying statement of financial condition of First Tennessee Brokerage, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of First Tennessee Brokerage, Inc. as of December 31, 2012 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Memphis, Tennessee
February 27, 2013

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

FIRST TENNESSEE BROKERAGE, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents:		
Cash and money market funds	$	14,948,165
Securities purchased under agreement to resell		7,531,514
Total cash and cash equivalents		22,479,679
Securities owned, at fair value		536,839
Receivables from brokers		572,506
Furniture, equipment, and leasehold improvements, net		743,001
Prepaid expenses and other assets		1,254,742
Deferred tax assets		2,665,280
Total assets	$	28,252,047

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	3,580,639
Pension liability		3,617,766
Due to First Tennessee Bank National Association		783,170
Deferred tax liabilities		971,004
Total liabilities		8,952,579
Shareholder's equity:		
Common stock, $12.50 par value – authorized, issued, and outstanding 2,000 shares		25,000
Additional paid-in capital		3,985,873
Retained earnings		19,622,271
Accumulated other comprehensive loss, net		(4,333,676)
Total shareholder's equity		19,299,468
	$	28,252,047

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

First Tennessee Brokerage, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), was formed for the purpose of providing securities brokerage services to FTBNA customers. Its ultimate parent company is First Horizon National Corporation (FHNC). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) on a fully disclosed basis. The Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. FTBNA has guaranteed the Company's performance of its obligations to NFS.

The Company provides brokerage services to customers for securities transactions including purchases and sales of equity securities, mutual funds, and fixed and variable annuities. The Company also provides ongoing advisory and investment management services to clients.

The Company does not hold securities or custody assets for customers.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements and income taxes. These estimates and assumptions are based on management's best judgments and are adjusted when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash on hand and in demand accounts and highly liquid investments, including money market mutual funds, securities purchased under agreements to resell with original maturities of three months or less, to be cash equivalents. Transactions involving purchases of securities under agreements to resell are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(Continued)

(d) Securities Transactions

Securities transactions are recorded on a trade-date basis, as if they had settled.

(e) Deferred Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset.

(f) Furniture, Equipment, and Leasehold Improvements, Net

Furniture, equipment, and leasehold improvements consist of office furniture and fixtures, computer and other electronic data processing equipment, and leasehold improvements. Depreciation expense for furniture, fixtures, and computer equipment is computed over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

(g) Fair Value

The Company's financial instruments are either carried at fair value or considered to approximate fair value due to their short-term nature. The Company follows the guidance set forth in ASC 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments, the details of which are disclosed in note 4.

(h) Accounting Changes

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurements and Disclosures (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU No. 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. ASU No. 2011-04 is effective for periods beginning after December 15, 2011. The Company adopted the standard on January 1, 2012. Adoption of ASU No. 2011-04 did not materially affect the Company's financial condition.

(Continued)

(2) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2012 consist of the following:

Furniture	$	1,310,015
Equipment		349,124
Leasehold improvements		1,507,932
Furniture, equipment, and leasehold improvements, at cost		3,167,071
Accumulated depreciation and amortization		2,424,070
Furniture, equipment, and leasehold improvements, net	$	743,001

(3) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FHNC, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes equal to the amount of income taxes, which would be provided by the Company on a stand-alone basis. For state income taxes, the Company provides for intercompany charges or credits in lieu of income taxes based on the Company's income before such charges or credits and the applicable state tax rate, adjusted by the apportionment factor, which would be required if the Company filed on a stand-alone basis.

As of December 31, 2012, the Company had deferred tax assets of $2,665,280 and deferred tax liabilities of $971,004. As of December 31, 2012, $768,015 was due to FTBNA for current income taxes and is a component of Due to First Tennessee Bank National Association in the Company's statement of financial condition.

The components of deferred income taxes in the accompanying statement of financial condition at December 31, 2012 are as follows:

Deferred tax assets:		
Deferred tax on minimum pension liability	$	2,665,280
Gross deferred tax assets		2,665,280
Deferred tax liabilities:		
Employee benefits		859,895
Fixed assets		102,139
Other		8,970
Gross deferred tax liabilities		971,004
Net deferred tax assets/(liabilities)	$	1,694,276

(Continued)

Management has concluded that the realization of the deferred tax asset is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance for 2012.

(4) Securities Owned

As of December 31, 2012, securities owned consist of trading securities at fair value as follows:

		Securities owned
Municipal obligations	$	536,839

(5) Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

Fair value of assets and liabilities measured on a recurring basis are as follows:

	December 31, 2012				
		Total	Level 1	Level 2	Level 3
Securities owned	$	536,839	—	536,839	—

Securities owned presented in the table above consist of municipal bonds held by the Company for trading purposes.

The Company did not have any financial instruments classified within level 1 or 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis at December 31, 2012. The Company did not fair value any assets or liabilities on a nonrecurring basis at December 31, 2012.

Level Changes in Fair Value Measurements

For the year ended December 31, 2012, there were no transfers between levels.

Other Fair Value Disclosures

The following represent financial instruments in which the ending balance at December 31, 2012 is not carried at fair value on our statement of financial condition. If the following instruments were categorized using the above fair value hierarchy, these items would be considered level 2 for purposes of ASC 820.

Short-Term Financial Instruments: The carrying value of short-term financial instruments, including cash and cash equivalents and securities purchased under agreement to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Receivables from brokers and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

Payables: Accounts payable and accrued expenses and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

(6) Transactions with Related Parties

FTBNA provides the Company certain accounting, administrative, audit, and legal functions at no charge. Additionally, during 2012, FTBNA provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of FTBNA.

The Company's cash and cash equivalents, including money market mutual funds, securities purchased under agreements to resell, and noninterest-bearing checking accounts, are held with or managed by FTBNA and its affiliates.

(Continued)

Employees of the Company participate in certain benefit programs sponsored by FTBNA, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures.

As of December 31, 2012, the Company had a net payable balance of $783,170 to FTBNA as a result of various nontrade related transactions. There are no specific payment terms related to this receivable and all related-party transactions are settled periodically throughout the year.

(7) Net Capital Requirements

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital may not be less than the greater of $250,000 or 6⅔% of aggregate indebtedness computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. At December 31, 2012, the Company's net capital, as defined, was $6,768,338, which was $6,171,845 greater than its required net capital of $596,493.

(8) Exemptive Provision Under Rule 15c3-3

The Company clears all customer transactions through NFS on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements."

(9) Changes in Liabilities Subordinated to the Claims of General Creditors

During the years ended December 31, 2012, there were no liabilities subordinated to the claims of general creditors.

(10) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from existing actions will not have a material adverse effect on the statement of financial condition of the Company.

As discussed in note 1, the Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties. At December 31, 2012, the Company had no accrual related to this indemnification as any loss is neither probable nor estimable.

(Continued)

(11) Reconciliation of Statement of Financial Condition

The following represents a reconciliation between the unaudited Form X-17a-5 statement of financial condition and the audited statement of financial condition as of December 31, 2012:

	Balance per unaudited Form X-17A-5	Reclassifying entries Debit	Reclassifying entries Credit	Balance per audited statement of financial condition
Assets:				
Cash and cash equivalents	$ 19,588	22,460,091	—	22,479,679
Securities owned	15,465,415	—	(14,928,576)	536,839
Receivables from brokers	8,104,021	—	(7,531,515)	572,506
Furniture, equipment, and leasehold improvements, net	743,001	—	—	743,001
Prepaid expenses and other assets	3,920,022	—	(2,665,280)	1,254,742
Deferred tax asset	—	2,665,280	—	2,665,280
Total assets	$ 28,252,047	25,125,371	(25,125,371)	28,252,047
Liabilities and shareholder's equity:				
Accounts payable and accrued expenses	$ 5,334,813	(1,754,174)	—	3,580,639
Pension liability	3,617,766	—	—	3,617,766
Due to First Tennessee Bank National Association	—	—	783,170	783,170
Deferred tax liability	—	—	971,004	971,004
Total liabilities	3,617,766	—	1,754,174	5,371,940
Common stock	25,000	—	—	25,000
Additional paid-in capital	3,985,873	—	—	3,985,873
Retained earnings	15,288,595	—	4,333,676	19,622,271
Accumulated other comprehensive loss, net	—	(4,333,676)	—	(4,333,676)
Total shareholder's equity	19,299,468	(4,333,676)	4,333,676	19,299,468
Total liabilities and shareholder's equity	$ 22,917,234	(4,333,676)	6,087,850	24,671,408